EXHIBIT 3.2

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: SMSA Gainesville Acquisition Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article III: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 260,000,000 shares ("Capital Stock"). The classes and the aggregate number of shares of each class of Capital Stock that the Corporation shall have authority to issue are as follows: 250,000,000 shares of common stock, $0.001 par value ("Common Stock") and 10,000,000 shares of preferred stock, $0.001 par value ("Preferred Stock"). The shares of Preferred Stock may be issued from time to time in one or more classes or series as may from time to time be determined by the board of directors. Each such class or series shall be distinctly designated. All shares of any one class or series of the Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The voting powers, designations, preferences, limitations, restrictions and relative rights thereof, if any, may differ from those of any and all other series at any time outstanding. The board of directors of this Corporation is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular class or series of Preferred Stock, the number of shares, voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 98.92%

4. Effective date and time of filing: (optional)

Date:_____________ Time:________ (must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X	/s/ Maulik Parkih, M.D.
Signature of Officer	Maulik Parkih, M.D., CEO

* lf any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit-After

This form must be accompanied by appropriate fees	Revised- 11-27-13